UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
Commission File No. 1-4329

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
701 Lima Avenue, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2017, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Ginger M. Jones
GINGER M. JONES
Senior Vice President and Chief Financial Officer
Plan Administrator
Date: June 15, 2018

Cooper Tire & Rubber Company
Pre‑Tax Savings Plan (Findlay)
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016, and
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1991.
Toledo, Ohio
June 15, 2018

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Investments, at fair value:
Pooled separate accounts	$52,216,128	$43,575,742
Common/collective trust fund	12,986,149	13,055,365
Common stock	7,220,223	8,323,698
	72,422,500	64,954,805

Receivables:
Notes receivable from participants	1,547,557	1,494,448
	1,547,557	1,494,448
Net assets available for benefits	$73,970,057	$66,449,253

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions
Contributions:
Participant	$2,367,199
Employer	481,503
Participant rollover	17,344
Total contributions	2,866,046

Dividend income	86,504
Net appreciation in fair value of investments	8,250,450
Interest income on notes receivable from participants	49,049
Total additions	11,252,049

Deductions
Participant withdrawals	3,810,676
Total deductions	3,810,676

Net increase prior to transfers	7,441,373
Transfers from other plans	79,431

Net assets available for benefits:
Beginning of year	66,449,253
End of year	$73,970,057

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

1. Description of Plan
The following description of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the “Plan”) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan, as restated and amended on January 1, 2015, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and Cooper Tire & Rubber Company (the “Company”, the “Plan Sponsor” and the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan automatically enrolls newly eligible participants into the plan using the 3% deferral rate as stated in the Plan document. Participants are automatically enrolled into the default Principal Lifetime fund that relates most closely to the participants expected year of retirement. Participants can elect to opt out of automatic enrollment.
The Plan has established a trust agreement with Principal Financial Group (the “Trustee”) to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Benefit Plan Administrative Committee is responsible for the overall administration of the Plan.
Contributions
Each year, participants may contribute up to 75% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company makes Restricted Access Company Contributions, for employees hired on and after January 1, 2009, in an amount equal to 3% of compensation for the payroll period for each person who is an active participant on the last day of that period. The Company made Restricted Access Company Contributions of $481,503 for the year ended December 31, 2017. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).
Effective March 3, 2014, the Plan no longer offered Cooper Tire & Rubber Company stock as an investment option. Existing investments in Company stock can remain in that option, but no further investments are allowed, including the transfer of funds from other investment options into Company stock as of March 3, 2014.
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s Restricted Access Company Contributions as soon as the Company makes the contribution.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

1. Description of Plan (continued)
Forfeitures
Upon termination of employment, participants forfeit their nonvested balances. Forfeiture balances are used to pay Plan administrative expenses. After administrative expenses are paid, forfeitures are used to reduce future employer contributions.
Notes Receivable from Participants
Under the Plan, participants may borrow the lesser of 50% of the vested value of their account balance excluding the participants’ balance resulting from Restricted Access Company Contributions or $50,000. The loan repayment schedule can be no longer than 60 months. A Participant may not have more than one loan outstanding at any point in time. Principal and interest is paid ratably through payroll deductions. The interest rate is established based on the prime rate. Interest rates as of December 31, 2017 and 2016 range from 3.25% to 8.25%. If a participant terminates employment with the Company, the loan automatically is treated as a taxable distribution to the participant.

Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan, the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the Trustee if their vested balance is greater than $1,000 but less than $5,000.
In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Company Stock Account
The Plan allowed for investing in common stock of the Company through its Company Stock Account for participant and employer contributions prior to March 3, 2014. A dividend pass-through election has been implemented for the participants who elected this investment type. During 2017, the Plan received common stock dividends from the Company.
Any contributions made by the Company that are invested in Company stock grants the Company voting rights for all other matters as to which other shareholders may vote. Participants retain all voting rights over their shares of Company stock purchased through participant contributions. Participants are entitled to instruct the Trustee as to the tender or exchange of shares allocated to the Company Stock account. The Trustee is responsible for providing to participants information regarding voting and tendering at such time as other shareholders receive such information.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Administrative expenses of the Plan are paid for by current year forfeitures first. Any remaining expenses not covered by these forfeitures are paid for by the Company.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.
The Benefit Plan Administrative Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –
Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –
Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Level 3 –
Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan. There have been no changes in the valuation techniques and inputs used at December 31, 2017.
Pooled Separate Accounts and Common/Collective Trust Fund – The fair value of the investments in these categories has been estimated using the net asset value (NAV) per unit provided by the administrator of the fund. The net asset value is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments for participants.
Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

3. Fair Value Measurements (continued)
There were no transfers of Plan investments between Levels 1 and 2 during 2017 or 2016.
The following tables present the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

		Fair Value Measurements at December 31, 2017 Using
Description	December 31, 2017	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)

Common stock	$7,220,223	$7,220,223	$—	$—
Total investment assets in the fair value hierarchy	7,220,223	$7,220,223	$—	$—
Investments measured at net asset value (a)	65,202,277
Total investments at fair value	$72,422,500

		Fair Value Measurements at December 31, 2016 Using
Description	December 31, 2016	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)

Common stock	$8,323,698	$8,323,698	$—	$—
Total investment assets in the fair value hierarchy	8,323,698	$8,323,698	$—	$—
Investments measured at net asset value(a)	56,631,107
Total investments at fair value	$64,954,805

(a)
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

3. Fair Value Measurements (continued)
For investments in certain entities that calculate the NAV per share as the investment’s fair value measurement, the following table provides an overview, by major classification, of the nature and risks associated with such investments as well as whether it is probable those investments being sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

Investment Category	2017 Fair Value	2016 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Period Notice

Pooled separate accounts:
Balanced/asset allocation(a)	$17,161,821	$12,622,838	$—	Daily	1 Day
Fixed income(b)	3,198,033	3,478,081	—	Daily	1 Day
International equity(c)	2,743,687	1,801,062	—	Daily	1 Day
Large U.S. equity(d)	23,375,577	19,245,164	—	Daily	1 Day
Small/mid U.S. equity(e)	5,737,010	6,428,597	—	Daily	1 Day
Common/collective trust fund(f):
Short-term fixed income	12,986,149	13,055,365	—	Daily	1 Day

(a)
The pooled separate accounts in this category primarily seek a total return consisting of long-term growth of capital and current income. The fund operates as a "target date fund." It invests in underlying Principal Funds, Inc. domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name. Participant-directed redemptions have a restriction of 1 transfer per 30 day period.

(b)
The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and United States government and agency-backed securities. Value is added primarily through sector allocation and security selection. The fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of fixed-income instruments of varying maturities, represented by forwards or derivatives such as options, futures contracts, or swap agreements, at the time of each purchase. It invests in securities denominated in foreign currencies and in securities of foreign issuers, including securities tied to emerging market countries. Participant-directed redemptions have a restriction of 1 transfer per 30 day period.

(c)
The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States. They invest in securities of companies with their principal place of business or principal office in emerging market countries. Participant-directed redemptions have a restriction of 1 transfer per 30 day period.

(d)
The pooled separate accounts in this category primarily seek long-term growth of capital. The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in companies with large market capitalizations at the time of each purchase. Participant-directed redemptions have a restriction of 1 transfer per 30 day period.

(e)
The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index. Management uses a bottom-up approach in selection of individual securities that it believes have an above average potential for earnings growth. Participant-directed redemptions have a restriction of 1 transfer per 30 day period.

(f)
This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic Guaranteed Investment Contracts and a common collective trust. Participant-directed redemptions have no restrictions and therefore can be processed in 1 day; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 7, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related-Party Transactions
The Plan holds units of pooled separate accounts and a common/collective trust fund managed by the Trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
During 2017, the Plan received $86,504 in common stock dividends from the Company.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)

EIN #34-4297750 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2017

	Description of Investment
Identity of Issue,	Including Maturity Date, Rate of Interest,	Current
Borrower or Lessor	Collateral, Par, or Maturity Value	Value

Common Stock:
*Cooper Tire & Rubber Company	204,250 shares, Cooper Tire & Rubber Company Stock	$7,220,223

Pooled Separate Accounts:
*Principal Life Insurance Company
	282,150 units, Large Cap Value III	8,143,687
	227,226 units, Edge Asset Equity Income	7,508,664
	222,091 units, Lifetime 2030	6,743,343
	122,138 units, Lifetime 2040	3,880,722
	128,828 units, Lifetime 2020	3,724,100
	46,122 units, Large Cap Growth	2,806,346
	79,217 units, Large Cap Growth I	2,326,193
	16,556 units, Core Plus Bond Separate	2,217,473
	14,875 units, Large Cap S&P 500 Index	1,997,897
	64,219 units, International I	1,601,553
	45,842 units, Mid Cap Growth III	1,580,663
	48,849 units, Lifetime 2050	1,530,641
	21,276 units, Small Cap S&P 600 Index	1,345,238
	7,982 units, U.S. Property	980,560
	14,819 units, Mid Cap S&P 400 Index	888,194
	16,362 units, Mid Cap Growth	860,260
	32,565 units, Blue Chip Separate Account	592,790
	7,580 units, International Emerging Markets	585,325
	34,476 units, Lifetime 2060	570,448
	5,616 units, Diversified International	556,809
	11,694 units, Mid Cap Value I	551,995
	20,161 units, Lifetime 2010	512,776
	9,101 units, Real Estate SECS Sep	510,660
	8,829 units, Lifetime STR INC	199,791

Common/Collective Trust Fund:
*Principal Global Investors Trust Company	593,614 units, Principal Stable Value Z Fund	12,986,149

*Participant loans	Varying maturity dates with interest rates ranging from 3.25% to 8.25%	1,547,557
		$73,970,057

*Indicates party-in-interest to the Plan.